SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the plan year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission file number 1-4694

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Donnelley Deferred Compensation And Voluntary Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RR Donnelley

111 S. Wacker Drive

Chicago, Illinois 60606-4301

REQUIRED INFORMATION

Attached hereto are the Donnelley Deferred Compensation and Voluntary Savings Plan audited financial statements for the fiscal years ended December 31, 2004 and 2003, and supplemental schedule of assets held (at end of year) for the fiscal year ended December 31, 2004. All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

DONNELLEY DEFERRED COMPENSATION

AND VOLUNTARY SAVINGS PLAN

December 31, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the Donnelley Deferred Compensation and Voluntary Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Donnelley Deferred Compensation and Voluntary Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and December 31, 2003, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is a supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Washington, Pittman & McKeever, LLC

Chicago, Illinois

June 10, 2005

DONNELLEY DEFERRED COMPENSATION

AND VOLUNTARY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2004 AND 2003

(EMPLOYER IDENTIFICATION NUMBER 36-1004130, PLAN NUMBER 003)

	2004	2003
ASSETS

Investments, at current value:
R.R. Donnelley & Sons Company common stock	$79,276,162	$65,656,388
U.S. Government securities	6,916,722	8,980,773
Short-term and collective investment funds	202,398,484	200,697,313
Registered investment companies	181,502,090	145,949,626
Other common stock	70,844,122	61,810,223
Participant loans	16,776,457	15,201,403

	557,714,037	498,295,726
Guaranteed investment contracts, at contract value	239,026,358	253,222,178

Total Investments	796,740,395	751,517,904

Receivables:
Accrued dividends and interest	70,094	75,341
Due to broker for securities sold	1,292,858	1,820,682
Employer contributions	513,647	292,643
Other receivables	90,305	121,306

Total Receivables	1,966,904	2,309,972

TOTAL ASSETS	798,707,299	753,827,876

LIABILITIES
Due to broker for securities purchased	831,013	837,382
Accrued administrative expenses and Other liabilities	721,577	477,799

TOTAL LIABILITIES	1,552,590	1,315,181

NET ASSETS AVAILABLE FOR BENEFITS	$797,154,709	$752,512,695

The accompanying notes are an integral part of these financial statements.

DONNELLEY DEFERRED COMPENSATION

AND VOLUNTARY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004 AND 2003

(EMPLOYER IDENTIFICATION NUMBER 36-10044130, PLAN NUMBER 003)

	2004	2003
ADDITIONS:
Investment Income —
Interest and dividend income	$21,779,379	$19,848,401
Interest income on participant loans	748,591	774,639

Total interest and dividends	22,527,970	20,623,040

Net realized gain on investments	6,244,131	17,974,265
Net unrealized gain on investments	51,564,004	81,784,588

Net appreciation in fair value of investments	57,808,135	99,758,853

Other income	1,626	—

Contributions—
Employer contributions	10,866,015	10,996,659
Participant contributions	61,402,671	62,399,609
Rollover contributions	2,445,133	3,093,290

Total contributions	74,713,819	76,489,558

Total additions	155,051,550	196,871,451

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	109,887,594	64,327,625
Administrative expenses	521,942	527,884

Total deductions	110,409,536	64,855,509

Net increase	44,642,014	132,015,942

NET ASSETS, BEGINNING OF YEAR	752,512,695	620,496,753

NET ASSETS, END OF YEAR	$797,154,709	$752,512,695

The accompanying notes are an integral part of these financial statements.

DONNELLEY DEFERRED COMPENSATION AND

VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

NOTE 1 – PLAN DESCRIPTION

The following brief description of the Donnelley Deferred Compensation and Voluntary Savings Plan (the “Plan”) of R.R. Donnelley & Sons Company (the “Company”) is provided for general information only. Refer to the summary plan description or the Plan document for more complete information. The Plan was established to allow employees to save for retirement on a tax-advantaged basis. It is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code (the “Code”) and it is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Subject to certain limitations, members of the Plan may contribute up to 30% of pay on a before-tax basis, and up to 20% of pay on an after-tax basis. Effective July 1, 1999 the Company generally matches participant contributions 50 cents for every before-tax dollar, up to 3% of pay. Participants may invest up to 20% of their account balance and up to 20% of their current contributions in the Donnelley Stock Fund, and may shift their contributions into and out of the Donnelley Stock Fund at any time. All (100%) of the employer match is invested in the Donnelley Stock Fund. Prior to August 1, 2002, participants were not allowed to transfer any of the employer match out of the Donnelley Stock Fund. Effective January 1, 2005, the new percentages allowed are from 1%-85% for both before and after-tax and the total of both elections cannot exceed 85%. Effective January 1, 2005, the match is 25 cents for every before-tax dollar up to 6% of pay, and is paid according to the participant’s current elections.

Contributions are funded by payroll deductions and must be made in whole percentages of employee earnings. Earnings of the Plan, as well as before-tax contributions to the Plan, are not taxable to the participants until withdrawn.

Administration

The Plan’s administrative and record keeping services are provided by AMVESCAP Retirement, Inc. in accordance with the terms of the Plan. The Trustee of the Donnelley Deferred Compensation and Voluntary Savings Plan Trust is AMVESCAP National Trust Company. The custodian is State Street Bank and Trust Company (State Street). Investment management fees and recordkeeping fees are paid either by the Plan or the Company.

Membership

As of March 1, 1994, employees became eligible to participate in the Plan on the first day of employment with the Company.

Vesting

Participants are 100% vested with respect to all contributions and earnings of the Plan.

DONNELLEY DEFERRED COMPENSATION AND

VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

NOTE 1 – PLAN DESCRIPTION (continued)

Participant Loans

The Plan was amended effective January 1, 1992 to establish a loan program. Members are permitted to borrow the lesser of 50% of their Deferred Compensation Savings and rollover account balance or $50,000, reduced by the highest outstanding loan balance in the last 12 months. The minimum loan amount is $1,000. Participants are allowed two outstanding loans. The loans are secured by the balance in the participants’ accounts and bear interest at a rate equal to 1% over the prime rate, as published in the Wall Street Journal. The interest rate for the loans during 2004 ranged from a low of 5.00% to a high of 6.00%. Repayment is made through payroll deductions for a maximum period of four years. Effective September 1, 1997, an administrative fee of $25 is paid by the participant to AMVESCAP for each participant loan. Effective January 1, 2005, the maximum loan period will be four and a half years.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Stocks, notes and bonds are valued at their quoted market prices. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The realized and unrealized gains or losses on investments are determined based on revalued cost. Revalued cost is the fair value of investments at the beginning of the year or the average cost of investments if purchased in the current year.

Payment of Benefits

Benefits are recorded when paid.

DONNELLEY DEFERRED COMPENSATION AND

VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

NOTE 3 – INVESTMENTS

Participants’ contributions to the Plan are currently invested in a third-party administered trust fund. During 2003 and 2004, the third-party administered trust fund consisted of the following funds:

Income Fund—Invests in a combination of high quality investment contracts, money market securities and short- to medium-term bonds.

Bond Fund—Invests in fixed income securities by investing 100% in units of the INVESCO Retirement Trust (IRT) Core Fixed Income fund, which is a collective trust fund.

Balanced Fund—Invests in a diversified portfolio of common stocks and fixed-income securities.

Large Company Index Fund—Invests in common stocks of companies in the same weighting as the Standard & Poor’s 500 Stock Index.

The Large Company Value Fund—Invests in securities of larger capitalization publicly traded companies that are significantly undervalued in a separately managed fund.

The Small & Midsize Company Index Fund—Invests in securities of smaller and mid-sized capitalization publicly-traded companies, tracking the Russell Small Cap Index.

The Large Company Growth Fund—Invests in securities of larger capitalization publicly-traded companies with strong earnings growth.

The Small Company Value Fund—Invests in securities of small capitalization publicly-traded companies by investing in undervalued stocks.

International Equity Fund—Invests in equity securities of companies headquartered outside of the United States.

IRT Small Company Growth Fund —Invests in stocks of companies considered to have strong growth potential over the next several years.

The AIM Energy Fund—Invests primarily in energy companies. The Fund focuses on reasonably priced companies with above-average production volume growth, and earnings, cash flow and asset value growth potential independent of commodity pricing.

The AIM Financial Services Fund—The Fund concentrates on banks, insurance companies, investment and other financial service firms.

DONNELLEY DEFERRED COMPENSATION AND

VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

NOTE 3 – INVESTMENTS (continued)

The AIM Health Sciences Fund—The Fund primarily invests in strongly managed, innovative healthcare companies, blending well-established firms with faster growing, more dynamic healthcare businesses.

The AIM Leisure Fund—The Fund primarily invests in the stocks of companies engaged in the design, production and distribution of products and/or services related to the leisure activities of individuals.

The AIM Technology Fund—The Fund invests broadly across the technology universe, focusing on such areas as hardware, software and semiconductors; telecommunications equipment and services; and service related companies in information technology.

The Donnelley Stock Fund—Invests primarily in the Company’s common stock and cash equivalents.

Lifestage Conservative Mix—Invests 70% in the Income Fund, 27% in the Large Company Index Fund, and 3% in the Small & Midsize Company Index Fund.

Lifestage Moderate Mix—Invests 20% in the Income Fund, 20% in the Bond Fund, 27% in the Large Company Index Fund, 9% in the Large Company Value Fund, 4% in the Small & Midsize Company Index Fund, 9% in the Large Company Growth Fund, 2% in the Small Company Value Fund, 2% in the Small Company Growth Fund, and 7% in the International Equity Fund.

Lifestage Aggressive Mix—Invests 10% in the Bond Fund, 25% in the Large Company Index Fund, 20% in the Large Company Value Fund, 4% in the Small & Midsize Company Index Fund, 20% in the Large Company Growth Fund, 3% in the Small Company Value Fund, 3% in the Small Company Growth Fund, and 15% in the International Equity Fund.

The current value of investments that represent 5% or more of the Plan’s net assets available for Plan benefits at December 31, 2004 and 2003, are as follows:

2004
R.R. Donnelley & Sons Company Common Stock	$79,276,162
IRT 500 Index Fund	125,126,991
Dodge & Cox Balanced Fund	76,340,634
JP Morgan Chase Bank 4.50% 12/30/30	44,849,444
Monumental Life Inc. 3.625% 12/30/30	40,430,678
UBS AG 4.50% 12/30/30	44,917,445
DFA US 6 10 Fund	59,866,951

DONNELLEY DEFERRED COMPENSATION AND

VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

NOTE 3 – INVESTMENTS (continued)

2003
R.R. Donnelley & Sons Company Common Stock	$65,656,388
IRT 500 Index Fund	122,407,628
Dodge & Cox Balanced Fund	66,441,810
JP Morgan Chase Bank 4.50% 12/30/30	42,819,445
JP Morgan Chase Bank 5.34% 12/30/30	40,267,621
UBS AG 4.50% 12/30/30	48,854,726
DFA US 6 10 Fund	43,115,715

During 2004 and 2003, the Plan’s investments, including investments bought or sold, as well as held during the year, appreciated in value by $57,808,135 and $99,785,853, respectively, as follows:

	2004	2003
R.R. Donnelley & Sons Company Common Stock	$11,829,370	$18,449,367
Other Common Stocks	9,701,365	17,247,219
Short-term and Collective Investment Funds	18,704,706	37,810,172
U.S. Government securities	65,867	(6,950)
Registered Investment Companies	17,506,827	26,259,045

	$57,808,135	$99,758,853

NOTE 4 – INVESTMENT CONTRACTS

The Plan has entered into several benefit-responsive investment contracts with various insurance companies and other financial institutions. The contract providers maintain the contributions in a general account. Some investment contracts are purchased in conjunction with the investment by the Plan in fixed-income securities. Investment contracts provide for the payment of a specified rate of interest. The account is credited with earnings at the specified rate and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value, as reported to the Plan by the contract providers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The weighted average yield and crediting interest rates for all such contracts were approximately 4.14% and 4.87% for 2004 and 2003, respectively. The crediting interest rate generally cannot be less than the contract rate.

DONNELLEY DEFERRED COMPENSATION AND

VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

NOTE 5 – TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter on November 22, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan is qualified under Section 401(a) and 401(k) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 6 – DERIVATIVE FINANCIAL INSTRUMENTS

The Plan has limited transactions that fall under the accounting rules of SFAS No. 133, as amended. The Plan does not use derivatives for trading purposes. The Plan owns shares in a commingled international equity fund, and the mangers of this fund may, from time to time, use currency futures and forward contracts to manage the fund’s currency position. The Plan also invests in commingled domestic equity funds. The managers of these funds have the authority to invest in futures contracts in the Standards & Poor’s 500 stock index to create exposure to equity securities as part of the funds’ cash management strategy. Daily margin settlement for future contracts results in maintaining a zero market value for the contracts. The plan also invests in a co-mingled bond fund, and the manager of the fund may, from time to time, use derivatives for asset allocation and hedging purposes.

NOTE 7 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the rights of the participants in their account balances will become non-forfeitable.

NOTE 8 – RELATED PARTY TRANSACTIONS

Certain Plan investments are in units in a collective trust fund managed by AMVESCAP National Trust Company. The Plan also invests in guaranteed investment contracts managed by State Street. Additionally, the Plan invests in the Company’s common stock.

AMVESCAP National Trust Company administers the Plan, State Street is the custodian, and the Company is the sponsor. Therefore, these transactions qualify as party-in-interest transactions. However, they are exempt from the prohibited transactions rules of ERISA.

DONNELLEY DEFERRED COMPENSATION AND

VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

NOTE 9 – RECONCILIATION TO FORM 5500

The following table reconciles the financial statements to the Form 5500 as filed by the Company:

	2004	2003
Net assets available for Plan benefits per the financial statements	$797,154,709	$752,512,695

Less: Participant withdrawals payable	(947,696)	(208,726)

NET ASSETS AVAILABLE FOR BENEFITS PER THE FORM 5500	$796,207,013	$752,303,969

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 at December 31, 2004 and 2003:

	2004	2003
Participant withdrawals per the financial statements	$109,887,594	$64,327,625

Add: Amounts allocated to withdrawing participants at December 31, 2004 and 2003, respectively	947,696	208,726

Less: Amounts allocated to withdrawing participants at December 31, 2003 and 2002, respectively	(208,726)	(3,583,640)

PARTICIPANT WITHDRAWALS PER THE FORM 5500	$110,626,564	$60,952,711

Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawals that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE 10 - MERGER

Effective February 27, 2004, a merger of Moore Wallace Incorporated and RR Donnelley & Sons Company was approved. The name of the surviving company is RR Donnelley. Under the terms of the agreement, all outstanding shares of Moore Wallace common stock were exchanged for shares of RR Donnelley common stock based on a fixed exchange ratio of 0.63 RR Donnelley shares for each Moore Wallace share.

DONNELLEY DEFERRED COMPENSATION

AND VOLUNTARY SAVINGS PLAN

SCHEDULE H – ITEM 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

	No. of Shares or Units		Description	Cost**	Current Value
			Company Stock

*	2,246,420	shares	R.R. Donnelley & Sons Company Stock	$—	$79,276,162

			Short-term and Collective Investment Funds

			Money Market Funds-
	11,422,987	units	SSGA Money Market Fund	—	11,422,987

				—	11,422,987

			Common/Collective Funds-
	778,236	units	Capital Guardian Intl. Equity Fund	—	26,016,405
	783,869	units	Russell Small Cap Completeness Index Fund	—	13,146,274
*	1,820,316	units	IRT Core Fixed Income	—	26,685,827
*	4,032,452	units	AIM IRT 500 Index Fund	—	125,126.991

				—	190,975,497

			Total Short-term and Collective Investments	—	202,398,484

			Registered Investment Company

	2,227,193	units	DFA U.S. Small Cap Value Portfolio Fund	—	59,866,951
	705,231	units	Harbor Fund	—	20,218,966
*	323,532	units	AIM Energy Fund	—	9,003,886
*	80,621	units	AIM Health Sciences Fund	—	4,134,244
*	101,032	units	AIM Leisure Fund	—	4,725,290
*	144,609	units	AIM Technology Fund	—	3,678,841
*	120,755	units	AIM Financial Services Fund	—	3,533,278
	962,075	units	Dodge & Cox Balanced Fund	—	76,340,634

			Total Registered Investment Companies	—	181,502,090

			Guaranteed Investment Contracts

	31,474,612	units	CDC Financial Products, Inc. 6.87% 12/30/30	—	31,474,612
	19,556,539	units	ING Life & Annuity Co. 3.61% 4/23/22	—	19,556,539
	5,016,324	units	Jackson National Life 2.24% 2/1/05	—	5,016,324
	7,615,113	units	John Hancock Mutual 7.14% 12/31/99	—	7,615,113
	44,849,444	units	JP Morgan Chase Bank 4.50% 12/30/30	—	44,849,444
	40,430,678	units	Monumental Life Inc. Co. GIC 3.625% 12/30/30	—	40,430,678
	5,712,444	units	Monumental Life Inc. Co. GIC 4.64% 1/25/05	—	5,712,444
	15,918,262	units	Norwest Bank, 6.06% 12/31/09	—	15,918,262
*	5,222,200	units	State Street Bank & Trust 5.44% 5/01/06	—	5,222,200
*	18,313,297	units	State Street Bank 4.52% 12/30/30	—	18,313,297
	44,917,445	units	UBS AG 4.50% 12/30/30	—	44,917,445

			Total Guaranteed Investment Contracts	—	239,026,358

			U.S. Government securities

	550,000	units	U.S. Treasury Bills 2/17/05	—	548,776
	1,210,000	units	U.S. Treasury Bills 4/21/05	—	1,201,940
	5,215,000	units	U.S. Treasury Bills 5/26/05	—	5,166,006

			Total U.S. Government securities	—	6,916,722

DONNELLEY DEFERRED COMPENSATION

AND VOLUNTARY SAVINGS PLAN

SCHEDULE H – ITEM 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

Common Stock

6,900	shares	Actuant Corp.	—	359,835
15,500	shares	Advisory Board Co.	—	571,640
54,700	shares	Aeroflex Inc.	—	662,964
46,500	shares	Airtran Holdings Inc.	—	497,550
7,800	shares	Alabama Natl Bancorporation	—	503,100
34,300	shares	Alamosa Holdings Inc.	—	427,721
30,700	shares	Altria Group Inc.	—	1,875,770
36,500	shares	American Express Co.	—	2,057,505
10,800	shares	Anteon International Corp.	—	452,088
27,100	shares	Applied Films Corp	—	584,276
20,500	shares	Ascential Software Corp	—	334,355
11,300	shares	Autobytel Inc.	—	68,252
20,400	shares	Avocent Corp.	—	826,608
79,400	shares	Axcelis Technologies Inc.	—	645,522
52,100	shares	Bank Mutual Corp.	—	634,057
32,000	shares	BankAtlantic Bancorp, Inc.	—	636,800
38,600	shares	Borland Software Corp.	—	450,848
35,900	shares	Brigham Expl Co.	—	323,100
15,900	shares	Carter Holdings	—	540,441
16,000	shares	Central Garden & Pet Co.	—	667,840
12,200	shares	Charles Riv Laboratories Intl	—	570,594
17,900	shares	Coca Cola	—	745,177
8,950	shares	Coldwater Creek Inc.	—	276,177
16,000	shares	Cost Plus Inc. Calif	—	514,080
29,200	shares	CVS Corporation	—	1,316,044
19,500	shares	Cymer Inc.	—	576,030
18,200	shares	Dendrite Intl Inc.	—	353,080
54,500	shares	Dot Hill Systems Corp.	—	427,280
23,900	shares	DSP Group Inc.	—	533,687
146,000	shares	El Paso Corporation	—	1,518,400
81,200	shares	Electronic Data System Corporation	—	1,875,720
16,700	shares	Elk Corp.	—	571,474
51,000	shares	Federal Home Loan Mortgage Corporation	—	3,758,700
24,100	shares	Federal National Mortgage Assn.	—	1,716,161
34,400	shares	FindWhat Com	—	609,912
10,100	shares	First Marblehead Corp.	—	568,125
32,700	shares	Foundry Networks Inc.	—	430,332
12,200	shares	Gardner Denver Inc.	—	442,738
61,500	shares	Harris Interactive Inc.	—	485,850
20,300	shares	HCA Inc.	—	811,188
14,400	shares	HealthExtras Inc.	—	234,720
16,000	shares	Hibbett Sporting Goods Inc.	—	425,760
12,900	shares	Hudson Highland Group Inc.	—	371,520
17,400	shares	Hughes Supply Inc.	—	562,890
41,300	shares	Impax Laboratories Inc.	—	655,844
15,600	shares	Inter Tel Inc.	—	427,128
22,200	shares	Interline Brands Inc.	—	390,498
45,500	shares	Interpublic Group Cos. Inc.	—	609,700
27,400	shares	Jackson Hewitt Tax Svc Inc.	—	691,850
9,200	shares	Johnson & Johnson	—	583,464
17,600	shares	Keystone Automotive Inds. Inc.	—	409,200
26,300	shares	Kraft Foods Inc.	—	936,543
45,100	shares	Kroger Co.	—	791,054
50,800	shares	La Quinta Corp.	—	461,772
21,400	shares	LaBone Inc.	—	685,656
25,500	shares	LKQ Corp.	—	511,785
17,900	shares	Macrovision Corp.	—	460,388
41,000	shares	Magama Design Automation Inc.	—	514,960

DONNELLEY DEFERRED COMPENSATION

AND VOLUNTARY SAVINGS PLAN

SCHEDULE H – ITEM 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

48,900	shares	Magnum Hunter Resources Inc.	—	630,810
10,800	shares	Main Str Bks Inc. New	—	377,244
81,800	shares	Marsh & McLennan Cos Inc.	—	2,691,220
14,200	shares	Merrill Lynch & Co. Inc.	—	848,734
15,900	shares	MTC Technologies Inc.	—	533,763
26,300	shares	Ohio Cas Corp	—	610,423
14,100	shares	Old Rep Intl Corporation	—	356,730
31,200	shares	Pacer Intl Inc. Tn	—	663,312
59,400	shares	Pfizer Inc.	—	1,597,266
39,900	shares	Pioneer Drilling Co.	—	402,591
11,000	shares	Pitney Bowes Inc.	—	509,080
22,000	shares	Platinum Underwriters Holding	—	684,200
24,800	shares	Progress Software Corp.	—	579,080
57,000	shares	PSS World Med Inc.	—	713,355
20,200	shares	Rare Hospitality Intl. Inc.	—	643,572
19,300	shares	Rayovac Corp.	—	589,808
20,600	shares	RC2 Corp.	—	671,560
8,600	shares	Respironics Inc.	—	467,496
22,600	shares	Rush Enterprises Inc.	—	366,798
33,200	shares	Safeway Inc.	—	655,368
15,900	shares	School Speciality Inc.	—	613,104
25,900	shares	Semtech Corp.	—	566,433
28,500	shares	Serena Software Inc.	—	616,740
14,900	shares	SFBC Intl Inc.	—	588,550
26,100	shares	Sierra Wireless Inc.	—	461,448
34,700	shares	SIRF Technology Hldgs Inc.	—	441,384
20,800	shares	Spanish Broadcasting Sys Inc.	—	219,648
17,300	shares	Spartech Corp.	—	468,657
26,300	shares	SS+C Technologies Inc.	—	543,095
6,700	shares	Steinway Musical Instrs. Inc.	—	193,898
32,400	shares	Strategic Hotel Cap Inc.	—	534,600
32,500	shares	Tekelec Inc.	—	664,300
99,000	shares	Tenet Healthcare Corporation	—	1,087,020
28,100	shares	Texas Cap Bancshares Inc.	—	607,522
19,300	shares	Time Warner Inc.	—	375,192
32,900	shares	TNS Inc.	—	718,865
12,500	shares	TREX Inc.	—	655,500
42,000	shares	Tyco Intl. LTD	—	1,501,080
10,200	shares	Unit Corp.	—	389,742
14,200	shares	United Surgical Partners	—	592,140
9,400	shares	Universal Technical Inst Inc.	—	358,328
33,800	shares	VCA Antech Inc.	—	662,480
25,700	shares	W H Energy Services Inc.	—	574,652
13,950	shares	Waste Connection Inc.	—	477,788
22,600	shares	Wright Med Group Inc.	—	644,100

17,600	shares	Wyeth	—	749,584

		Total Common Stock	—	70,844,122

		Participant Loans- Interest rates range from 5.00% - 6.00%	—	16,776,457

		Total Assets (Held at End of Year)	$—	$796,740,395

*	A party-in-interest to the Plan
**	Cost has been omitted as investments are participant directed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DONNELLEY DEFERRED COMPENSATION AND VOLUNTARY SAVINGS PLAN

By: RR Donnelley Benefits Committee

/s/ Paul Sollitto

Name:	Paul Sollitto
Title:	VP, Employee Benefits
Date:	June 24, 2005

DONNELLEY DEFERRED COMPENSATION

AND VOLUNTARY SAVINGS PLAN

December 31, 2004 and 2003

Index to Exhibits

EXHIBIT NUMBER
23	Washington, Pittman & McKeever, LLC Consent of Independent Registered Public Accounting Firm